December 26, 2004
Mail Stop 0305

Via U.S. Mail

Simon Thurlow, President
AutoCarbon, Inc.
126 E. 83rd Street, Suite 2F
New York, NY  10028

	Re:	Form 8-K filed December 16, 2004
      File No.: 333-67884

Dear Mr. Thurlow:

We have reviewed your filing and have the following comments.
Where
indicated, we think you should revise your document in response to this comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note you have engaged the certified public accountant, Russell
Brennan (Brennan) effective September 29, 2004. We also note that Brennan has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Brennan which should include an
Exhibit 16 letter.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


We welcome any questions you may have about our comments or on any other aspect of our review. You may contact me at 202-942-1785, or in my absence, Robert Benton at 202-942-1811.

      Sincerely,


								Theresa A. Messinese, CPA
      Staff Accountant
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Simon Thurlow
AutoCarbon, Inc.
December 26, 2004
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